

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Mr. Bob Glaser
President
Sustainable Environmental Technologies Corporation
2377 W. Foothill Blvd, Suite #18
Upland, CA 91786

     Re: **Sustainable Environmental Technologies Corporation**
               Form 10-Q/A for the Quarter Ended September 30, 2010
               Filed May 2, 2011
               File No. 000-25488

Dear Mr. Glaser:

     We have reviewed your Form 10-Q/A and response letter filed May 2, 2011 and have the following comments.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the Quarter Ended September 30, 2010

Disclosure Controls and Procedures, page 6

1. As we noted in comment 11 in our letter dated March 21, 2011, please refer to the correct definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e) and delete the materiality qualifier in the second sentence of the first paragraph in future filings. Please tell us whether your management's conclusion regarding your disclosure controls and procedures was based upon the full definition as set forth in the rules. Please also tell us, and in future filings disclose why you determined that your disclosure controls and procedures were not effective.

Changes in Internal Control Over Financial Reporting, page 6

2. As we noted in comment 12 in our letter dated March 21, 2011, in future filings please disclose in greater detail the nature of the material weakness identified in your disclosure. You should further disclose the specific steps that you have taken, if any, to remediate the

material weakness and disclose whether you believe that the material weakness still exists at the end of the period covered by the report. Also, disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

Exhibits 31.1 and 31.2

3. As we stated in comment 13 in our letter dated March 21, 2011, the certifications should contain the <u>exact</u> wording as set forth in Item 601(b)(31) of Regulation S-K. We note that you have replaced "registrant" with "issuer" throughout your officer certifications. Please comply with this comment in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon at (202) 551-3866, or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director